SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                           THISTLE GROUP HOLDINGS, CO.
                     --------------------------------------
                            (Name of Subject Company)

                           THISTLE GROUP HOLDINGS, CO.
                     --------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    88431E103
                     --------------------------------------
                      (CUSIP Number of Class of Securities)

                             Mr. John F. McGill, Jr.
                             Chief Executive Officer
                                6060 Ridge Avenue
                             Philadelphia, PA 19128
                                 (215) 483-2800
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                            Felicia C. Battista, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                (202) 434 - 4660

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                                            AMOUNT OF
VALUATION*: $13,000,000                                FILING FEE: $1,196*
--------------------------------------------------------------------------------
*        Previously paid.

[  ]     Check the box if any part of the fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid:    _____________.   Filing Party:  ___________.
         Form or Registration No.:  _____________.   Date Filed:    ___________.

[  ]     Check  the   box   if   the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.      [X] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

         This Amendment No. 4 ("Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO, dated May 7, 2002, as amended by Amendment No. 1 filed on May 10, 2002, amended by Amendment No. 2 filed on May 22, 2002, and amended by Amendment No. 3 filed on May 31, 2002, relating to the issuer tender offer by Thistle Group Holdings, Co., a Pennsylvania corporation, to purchase up to 1,000,000 shares of its common stock, par value $.10 per share, including the associated preferred shares purchase rights issued pursuant to the Rights Agreement dated as of September 30, 1999 between Thistle Group Holdings, Co. and Registrar and Transfer Company, as rights agent. Thistle Group Holdings, Co. is offering to purchase these shares at a set price of $13.00 per share to the seller in cash, without interest. Thistle Group Holdings, Co. tender offer is made on the terms and subject to the conditions set forth in the Offer to Purchase for Cash (the "Offer"), dated May 7, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer and copies of which were attached to the Schedule TO dated May 7, 2002 as Exhibit (a)(1).

Item 12.  Exhibits.

         (a) (7)  Press Release dated June 4, 2002.

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

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2002                                THISTLE GROUP HOLDINGS, CO.



                                            /s/John F. McGill, Jr.
                                            ------------------------------------
                                            John F. McGill, Jr.
                                            Chairman and Chief Executive Officer





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